Filed by Provident New York Bancorp

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Sterling Bancorp
(Commission File No. 001-05273)

The following statement was posted on Provident New York Bancorp’s website on April 4, 2013:

Provident New York Bancorp And Sterling Bancorp To Merge, Creating A Premier New York Metro Banking Franchise

On Thursday April 4, 2013, Provident New York Bancorp announced it will merge with Sterling Bancorp. Click here to view the News Release.

This merger is a tremendous opportunity and will provide our clients a stronger bank, a broader range of services, and a larger team of dedicated, experienced relationship managers.

Pending regulatory approval, the merger is expected to close in the fourth quarter of 2013. Upon closing, Provident New York Bancorp will adopt the Sterling name. The high level of individualized service you have come to expect from Provident Bank will not change.

This announcement has no immediate impact on the day-to-day operations of the bank and we will conduct business as usual. We remain focused on our client’s needs and will continue to provide outstanding service and support for your business.

Thank you for your support. We look forward to continuing to work with you throughout this growth process and for many years to come.

If you have any questions, please contact your financial center or relationship manager.

Frequently Asked Questions

Q. How will the bank merger impact me as a client?

A. This announcement has no immediate effect on clients. The resulting merger will provide clients with a stronger bank, a broader range of services, and a larger team of dedicated, experienced relationship managers. Please continue to conduct your banking with us just as you’ve always done.

We will maintain normal business operations throughout this process and you will continue to receive the outstanding service and support you have come to expect from Provident Bank. We will update you as we progress through the merger process. Please reach out to your financial center or relationship manager at Provident Bank for questions or assistance with accounts, loans, and other financial services.

Q. What should I know about Sterling Bancorp?

A. Since 1929, Sterling has successfully served the needs of businesses, professionals and individuals in the New York metropolitan area and beyond. Sterling is well-known for its high-touch; hands-on approach to customer service and a focus on serving the business community.

Sterling National Bank provides clients with a full range of depository and cash management services and a broad portfolio of financing solutions—including working capital lines, accounts receivable and inventory financing, factoring, trade financing, payroll funding and processing, equipment financing, commercial and residential mortgages and mortgage warehouse lines of credit.

For more information about Sterling Bancorp visit www.sterlingnationalbank.com.

Q. Why are you taking the Sterling name?

A. Over its nearly 85 year history, Sterling has a built a strong brand name and a legacy of trust and loyalty throughout the New York metropolitan area. This brand name provides the best opportunity for the combined company to more effectively deliver our services throughout the area. We have been unable to use the Provident name in New Jersey due to the presence of a large New Jersey based bank with a similar name. This conflict will be resolved with our new bank name.

Q. Will my point of contact/relationship manager change?

A. No. Please reach out to your relationship manager at Provident Bank with any concerns or needs.

Q. When can I start banking at Sterling National Bank locations?

A. At this time please continue to bank at the same branches and website you use today. Any change regarding your day-to-day banking will not take place until closing of the transaction. We will update you well in advance of any possible changes.

Q. When will I be issued new checks, debit card, deposit slips, etc. with the Sterling name?

A. New checks, debit cards, and deposit slips will be issued after the merger closes and the name change has taken effect. However, you can continue to use your existing account materials now and even after the name change until they expire or are depleted. Provident clients will not be required to obtain new account materials as a result of this merger.

Q. Who should I contact if I have questions?

A. Please reach out to your financial center or relationship manager at Provident Bank if you have any questions about the transaction or for assistance with your existing accounts, loans, and other financial services.

Cautionary Statements Regarding Forward-Looking Information

This Current Report on Form 8-K contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Provident New York Bancorp’s (“Provident”) or Sterling Bancorp’s (“Sterling”) expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sterling and Provident, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither Provident nor Sterling assumes any duty to update forward-looking statements.  In addition to factors previously disclosed in Provident’s and Sterling’s reports filed with the Securities and Exchange Commission, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Provident and Sterling shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Provident and Sterling businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Provident’s stock price before closing, including as a result of the financial performance of Sterling prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information for Stockholders

In connection with the proposed merger, Provident will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Provident and Sterling and a prospectus of Provident, as well as other relevant documents concerning the proposed transaction.  Provident and Sterling will mail the joint proxy statement/prospectus to its stockholders.  SHAREHOLDERS OF PROVIDENT AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Provident and Sterling at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Provident’s website at www.providentbanking.com under the tab “Investor Relations,” and then under the heading “SEC Filings” or at Sterling’s website at www.snb.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Provident, Sterling and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Provident’s and Sterling’s shareholders in connection with the proposed merger.  Information about the directors and executive officers of Provident and their ownership of Provident common stock is set forth in the proxy statement for Provident’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on January 10, 2013.  Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the proxy statement for Sterling’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 3, 2012.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.